SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOV Pharmaceutical, Inc.

(Name of Subject Company (issuer))

DOV Pharmaceutical, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

2.50% Convertible Subordinated Debentures Due 2025

(Title of Class of debentures)

259858AA6 and 259858AB4
(CUSIP Number of Class of debentures)

Barbara Duncan
President and Chief Financial Officer
DOV Pharmaceutical, Inc.
150 Pierce Street
Somerset, New Jersey 08873
(732) 907-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:

Scott F. Duggan
Goodwin Procter LLP
53 State Street
Boston, MA 02109
(617) 570 - 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$70,875,000	$7583.63

*
For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2.50% Convertible Subordinated Debentures Due 2025, as described herein, is $1,012.50 per $1,000 principal amount at maturity outstanding representing such principal amount plus $12.50 of accrued but unpaid interest thereon, calculated in accordance with the Indenture. As of November 9, 2006, there was $70,000,000 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $70,875,000.

**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________
Form or Registration No.:_________________________
Filing Party:____________________________________
Date Filed:_____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by DOV Pharmaceutical, Inc., a Delaware corporation (“DOV Pharmaceutical”), and relates to its offer to repurchase the 2.50% Convertible Subordinated Debentures Due 2025 that were issued by DOV Pharmaceutical (the “Debentures”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated November 9, 2006 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Debentures were issued pursuant to the Indenture, dated as of December 22, 2004, by and between DOV Pharmaceutical, as Issuer, and Wells Fargo Bank, National Association, as Trustee (the “Trustee”) (the “Indenture”). The Debentures are the obligation of DOV Pharmaceutical and are convertible into the common stock, par value $0.0001 per share, of DOV Pharmaceutical (the “Company Common Stock”).

The right of holders to surrender their Debentures for repurchase by DOV Pharmaceutical at 100% of the principal amount of the Debentures, plus any accrued and unpaid interest (the “Option”) will expire at 5:00 p.m., New York City time, on January 2, 2007 (the “Repurchase Date”). This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Holders of the Debentures should read the Offer Materials in their entirety and Item 11(b) - Additional Information - Other Material Information for a discussion of the offer to repurchase as described below and DOV Pharmaceutical’s financial condition as of the date hereof. The information set forth in Item 11(b) below is also set forth in the Offer Materials.

ITEMS 1 through 9.

DOV Pharmaceutical is the issuer of the Debentures and it is offering to repurchase all of the Debentures if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Option Materials (the “Offer to Repurchase”). The Debentures are convertible into Company Common Stock. DOV Pharmaceutical maintains its principal executive offices at 150 Pierce Street, Somerset, New Jersey, 08873. DOV Pharmaceutical’s telephone number at these offices is (732) 907-3600. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

ITEM 10. Financial Statements.

Although DOV Pharmaceutical believes that it is not required to file financial statements because (1) the consideration being paid to holders surrendering Debentures consists solely of cash, (2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Debentures, and (4) DOV Pharmaceutical is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, DOV Pharmaceutical believes that its current financial condition, as described under “Other Material Information” below, may be material to a holder’s decision whether to exercise the Option. See “Item 11 - Additional Information - Other Material Information”. DOV Pharmaceutical incorporates by reference the interim financial statements and related disclosure contained in its Quarterly Report on Form 10-Q for the period ending September 30, 2006, as filed with the Securities Exchange Commission on November 9, 2006.

ITEM 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information.

Effective at the opening of business on October 27, 2006, trading in DOV Pharmaceutical’s Common Stock on The NASDAQ Global Market was suspended and DOV Pharmaceutical’s Common Stock was delisted from The NASDAQ Global Market, because DOV Pharmaceutical did not meet the aggregate market value of listed securities requirement of Marketplace Rule 4450(b)(1)(A). The delisting of the Company Common Stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture. As a result, DOV Pharmaceutical is obligated to make the Offer to Repurchase to all holders of the Debentures under the Indenture. There are currently $70 million in aggregate principal amount of Debentures outstanding. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use and accounts payable and accrued expenses of approximately $12.1 million in addition to the $70 million in aggregate principal amounts of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the $70 million of the Debentures if holders of all or a significant portion of the Debentures exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. Discussions regarding restructuring DOV Pharmaceutical’s obligations under the Debentures may occur prior to the Repurchase Date given the Company’s financial condition. DOV Pharmaceutical will disclose any matters with respect to its Debentures or any such restructuring that it is obligated to so disclose.

DOV Pharmaceutical currently has no commitments or arrangements for any financing; however, it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical is unable to raise sufficient funds to repurchase all Debentures tendered to it in response to the Offer to Repurchase or restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws. The above matters raise substantial doubt about the DOV Pharmaceutical’s ability to continue as a going concern.

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ITEM 12. Exhibits.

(a)(1)(A)	Company Notice to the Holders of DOV Pharmaceutical, Inc., 2.50% Convertible Subordinated Debentures Due 2025, dated as of November 9, 2006.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by DOV Pharmaceutical, Inc. on November 9, 2006.

(a)(6)	DOV Pharmaceutical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)	DOV Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission and incorporated herein by reference.

(d)(1)
Indenture, dated as of December 22, 2004, by and between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by this reference to Exhibit 4.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

DOV PHARMACEUTICAL, INC.

	By:	/s/ Barbara Duncan
Name: Barbara Duncan Title: President and CFO

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Company Notice to the Holders of DOV Pharmaceutical, Inc., 2.50% Convertible Subordinated Debentures Due 2025, dated as of November 9, 2005.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by DOV Pharmaceutical, Inc. on November 9, 2006.

(a)(6)	DOV Pharmaceutical, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission and incorporated herein by reference.

(a)(7)	DOV Pharmaceutical, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission and incorporated herein by reference.

(d)(1)
Indenture, dated as of December 22, 2004, by and between the Company, as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by this reference to Exhibit 4.1 to DOV Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004).

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